Exhibit (a)(1)(i)

OAKTREE STRATEGIC CREDIT FUND

c/o Oaktree Fund Advisors, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

November 15, 2024

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Oaktree Strategic Credit Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that have been issued after January 1, 2024 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on November 15, 2024 and end at 11:59 p.m., Eastern Time, on December 13, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail, email or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Oaktree Strategic Credit Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail - P.O. Box 219790, Kansas City, MO 64121-9790

Overnight Mail - 430 W 7th Street, Suite 219790, Kansas City, MO 64105-1407

Email - OAKCAPITAL.ai@dstsystems.com

Fax: 816-398-6662 (local); 833-623-2398 (toll-free)

All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on December 13, 2024 to be eligible for repurchase by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (855) 777-8001.

Sincerely,

Oaktree Strategic Credit Fund